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                       February 9, 2021

       Robert Zummo
       Chief Executive Officer
       Zummo Flight Technologies
       8311 E. Via de Ventura, #2082
       Scottsdale, AZ 85258

                                                        Re: Zummo Flight
Technologies
                                                            Post-qualification
Amendment No. 1 to Form 1-A
                                                            Filed February 8,
2021
                                                            File No. 024-11347

       Dear Mr. Zummo:

                                                        We have reviewed your
amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at
       (202) 551-3397 with any other questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Manufacturing
       cc:                                              Nicholas Antaki